                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                 ---------------

                                AMENDMENT NO. 1
                                       TO

                                FORM 10-SB12(g)

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                 UNDER SECTION 12(b) or 12(g) of the SECURITIES
                            and EXCHANGE ACT OF 1934

                                 PRO ELITE, INC.
                 [Name of small business issuer in its charter]



New Jersey                                                22-3161866
(State or other jurisdiction of                           (I.R.S. employer
incorporation or organization)                            identification number)

                                 100 DORIGO LANE
                           SECAUCUS, NEW JERSEY 07094
               (Address of principal executive offices) (Zip Code)

                    Issuer's Telephone Number: (201) 601-0400

                                 ---------------

           Securities to be registered under Section 12(b) of the Act:
                                      None

                  Title of each class to be so registered: n/a

          Name of exchange on which each class is to be registered: n/a

           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock

                                TABLE OF CONTENTS


                                                                                  Page No.
Part I
         Item l. Description of Business                                             3

         Item 2. Management's Discussion and Analysis or Plan of Operation           5

         Item 3. Description of Property                                             7

         Item 4. Security Ownership of Certain Beneficial Owners and Management      8

         Item 5. Directors, Executive Officers, Promoters and Control Persons        8

         Item 6. Executive Compensation                                              9

         Item 7. Certain Relationships and Related Transactions                      9

         Item 8. Description of Securities                                           9

Part II

         Item 1. Market for Common Equity and Related Stockholder Matters           10

         Item 2. Legal Proceedings                                                  10

         Item 3. Changes In and Disagreements with Accountants                      10

         Item 4. Recent Sales of Unregistered Securities                            10

         Item 5. Indemnification of Directors and Officers                          11

Part F/S

         Index to Financial Statements                                             F-1
Part III

         Item 1. Index to Exhibits                                                  12

ITEM 1.  DESCRIPTION OF BUSINESS

Introduction

        Pro Elite, Inc. was founded in 1992 by Bob and Michael Polsky. Both had experience in the apparel business and in the "branded apparel" business (described below) and sought to develop their own business. Pro Elite, Inc. (hereinafter "Pro Elite" or "the Company") is a New Jersey corporation with its offices located at 100 Dorigo Lane, Secaucus, New Jersey 07094. The Company may be reached by telephone at (201) 601 0400. The Company has never been a party to any bankruptcy, receivership or similar proceeding; and has not been involved in any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

        The Company is in the business of marketing premium "branded apparel" which in this context means apparel, such as shirts, hats, and sweaters, that have had a sports or corporate logo, name and/or slogan applied by means of embroidering to the apparel. The Company deals only in premium quality apparel and embroidering as opposed to mass merchandised apparel exhibiting printed sports logos and names. The Company engages various contractors for the supply of apparel and then contracts with other companies to apply specified embroidered logos, names and/or slogans to the apparel. Once the finished goods are delivered, the Company then distributes the finished product through a variety of means further discussed below.

        The Company has two primary markets that it operates in for branded apparel. The first market consists of the sale and distribution of apparel exhibiting licensed sports logos, names and/or slogans. The second market is the sale and distribution of apparel exhibiting corporate logos, names and/or slogans to specific corporate customers at their request.

Licensed Products

        In the licensed sports logos market, the Company works with two licensing authorities. The National Football League Properties, Inc. (hereinafter "NFLP") has granted Pro Elite a license to market apparel exhibiting the logos and names of teams belonging to the National Football League (hereinafter "NFL"). The Company also works with the Collegiate Licensing Company (hereinafter "CLC") to market apparel exhibiting the logos and names of collegiate teams associated with the CLC. As discussed further below in the Trademarks and Licensing section, the Company contracts with CLC on a periodic basis for the production of collegiate branded apparel. The apparel exhibiting NFL and collegiate logos and names is directed at fans of those sports teams interested in premium quality branded apparel. Given the specialty market for this type of quality branded apparel, the Company concentrates on distribution through stadium shops, department stores, specialty shops, and other retailers such as the QVC television-shopping channel.

        The NFLP license is a significant source of revenue for the Company. However, the Company proposes to increase business through the acquisition of additional sports franchise licenses. Pro Elite is actively seeking licenses with the National Basketball Association, the XFL Football League, and the World Wrestling Federation. However, there can be no assurance that the Company can obtain licenses with these organizations, or that licenses with these entities will result in significant revenues to the Company.

Corporate Products

        While the corporate logos market employs the same product development, that is, the contracting for quality pieces of apparel that is then provided to a different contractor for the application of embroidered logos, names, and slogans; the marketing and distribution of corporate branded apparel is distinctly different from the Company's licensed products market. The Company's strategy in the corporate branded apparel market is not directed to retail distribution for the general public. The Company's strategy is directed at corporations seeking to provide employees with appropriate corporate casual apparel and/or promotional branded apparel for the corporation to either sell or give away to the public. Consequently, licenses for the marketing of corporate apparel are not needed.

        The Company believes that the corporate branded apparel market is underserved and growing due to the advent of casual Fridays and the overall move towards causal dress in the workplace. As companies struggle to define appropriate dress codes for both the back office and those offices dealing with the public, many businesses are finding that making corporate branded apparel available to employees is the answer. Additionally, companies are discovering that branded apparel is an effective way to engage in self-promotion and advertising through Company sponsored catalogs, made available to employees and customers, and giveaways connected with sponsored media events such as golf tournaments and concerts. Regardless of the client's corporate purpose, Pro Elite seeks to be the preferred provider of premium quality corporate branded apparel. Pro Elite's current corporate customer base includes AT&T, UPS, Boeing, Sprint, Direct TV, Coca Cola, Gatorade, Marriott Hotels and Miller Brewing Company among others.

Other Markets

        Pro Elite has entered two additional markets related to its core business of branded apparel. Pro Elite has recently developed a new embroidered apparel line trademarked as "Just Hafta". The line consists of embroidered shirts featuring activities such as golf, fishing, and tennis. The Company plans to market and distribute Just Hafta apparel through department stores and specialty shops, in addition to licensing other apparel marketers to produce and sell apparel using the Just Hafta trademark and stylized logos. The Company has also licensed its corporate name and logo to a Japanese sportswear company to be exhibited on golf related sportswear sold in Japan. The Just Hafta and Japanese license markets do not constitute significant markets at present for the Company.

Distribution

        Distribution of the Company's products as discussed above varies by market. The distribution of licensed branded apparel is accomplished through manufacture's representatives, direct marketing to NFL and collegiate stadium shops, college bookstores, and marketers such as the QVC shopping channel, Boise Marketing, SFX Entertainment, and Host Marriott. Marketing of corporate branded apparel is accomplished through manufacture's representatives, trade shows and direct marketing. Just Hafta is presently marketed in the same manner as licensed products. The Company also belongs to and markets through the "Specialty Advertising Trade Information Center".

Competition

        The marketing of logo embroidered apparel is keenly competitive in the United States. There are several companies that compete directly with us in several of our marketing venues from professional sports team logo apparel to corporate logo apparel. The barriers to entry in the logo embroidered apparel market are low given the various contractors available for the production of embroidered apparel and the non-exclusive nature of Pro Elite's licenses. This along with the rapid changes in consumer preferences in leisure apparel constitutes significant risk factors in our operations.

Suppliers and Customers

        Pro Elite has established relationships with its contractors for the supply of apparel and contract embroidering. The Company's major suppliers are:
Gold Seven, Inc., Amrav, Inc., Ready Made Garment Corporation, and Y & Z, LLC. In terms of significant customers, the Company's four main distributors, QVC, Boise Marketing, SFX Entertainment, and Host Marriott, are its most significant customers.

Trademarks and Licenses

        The Company has registered its name and logo as a trademark with the United States Office of Patents and Trademarks. The mark consists of Pro Elite's logo and the Company's name in stylized text. The Company obtained the registration on May 27, 1997. As was discussed above, the Company has entered into a licensing agreement regarding this trademark with a Japanese company. The licensee has the right to use the Pro Elite trademark on athletic sportswear sold in Japan through March 15, 2005 with an option to renew.

        The Company's license with the NFLP grants the Company the non-exclusive right to market hats, jackets, shirts and sweaters in the United States consistent with NFLP guidelines. All NFLP licensed products produced for sale by the Company are submitted annually to the NFLP for prior approval. The Company remits to the NFLP a royalty for the net sales of NFL branded apparel.

        In February 1999, the Company was a party plaintiff in an action against the NFLP. The action was filed to prevent the NFLP from terminating the Company's license. On September 9, 1999, the parties settled the action with a new license agreement that runs through March 31, 2001. The Company has had a long-standing relationship with the NFLP for over 10 years and does not expect this litigation to affect the renewal of the license in March of 2001.

        However, NFLP is a business entity comprised of members representing each of the teams from the NFL. NFLP was established to allow for a centralized approach for negotiations and licensing agreements with Companies such as Pro Elite for logos and trade names of the NFL member teams. In 2004, licensing of the individual trade names and logos will revert back to each team. Negotiations between the NFLP and the individual teams are now underway to continue the present collective representation of NFL teams by the NFLP. However, the Company cannot predict how these negotiations will conclude. It is possible that no agreement will be reached between the team members and the NFLP. In this event, the Company would be faced with having to negotiate and agree to terms with each team separately. The Company expects, but cannot guarantee, that the NFL member teams will agree to continue the centralized licensing of team logos through the NFLP. In the event that the NFL teams do not reach an agreement with the NFLP, then the Company will seek licenses with individual NFL teams.

        CLC is licensed by various colleges and universities for the purpose of sub-licensing the production of branded apparel. Pro Elite contracts with CLC on an as needed basis at pre-published prices from CLC for the production of collegiate branded apparel for those colleges and universities represented by CLC. CLC has over 100 colleges and universities that it represents for licensing purposes, many of which are the premier college sports teams of the country.

Other Information

        The Company's research and development activities are limited to investigations of consumer preferences to identify appropriate apparel to brand and identify markets that may exist for sports franchise branded apparel. The company also engages in limited research and development to target businesses that would be interested in corporate branded apparel. To date, the Company has not invested a significant amount of funds in research and development. The Company is unaware of any governmental regulations, environmental or otherwise, that would have a material effect or cost on the Company. The Company currently employs seven people on a fulltime basis.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

        When used in this Form 10 and in future filings by the Company with the Securities and Exchange Commission, the words or phrases "will likely result," "management expects," or "The Company expects," "will continue," "is anticipated," "estimated" or other similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. These statements are subject to risks and uncertainties, some of which are described herein. Actual results may differ materially from historical earnings and those presently anticipated or projected. The Company has no obligation to publicly release the result of any revisions, which may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

TRENDS AND OTHER RECENT EVENTS

        As discussed in Item 1, Description of Business, the Company's business is the marketing of branded apparel. The two primary market niches Pro Elite has developed are (1) the sale of sports branded apparel through licenses with the NFL and Collegiate Licensing, and (2) the sale of corporate branded apparel through contacts with individual companies. In keeping with Pro Elite's corporate strategy discussed in Item 1, the Company is looking forward to improved operating results in fiscal year 2001, which began on March 1, 2000, with the settlement of the NFLP litigation (discussed further below), the development of new sports licenses and the implementation of new product presentations for corporate branded apparel.

        The Company is investigating branding licenses with additional sports organizations such as the National Basketball Association, the XFL Football League, and the World Wresting Federation and will seek licenses with other sports associations where research indicates that a market for branded apparel exists. Due to poor sales performance the Company recently terminated a license that it had with Major League Baseball for the marketing of minor league branded apparel. As specific markets for sports branded apparel are identified as having potential, the Company will seek out new licenses. For those licenses that do not perform the Company will either terminate the licenses or allow them to expire. The Company's new marketing strategies for corporate apparel will continue to focus on providing our corporate clients with appropriate casual wear suitable for today's corporate casual look, in addition to casual wear that will carry the client's name into corporate sponsored extracurricular activities such as golf tournaments. The Company will also continue to pursue its "Just Hafta" apparel line. However, there can be no assurance that the Company's corporate strategies can be successfully executed or that increased revenues will result from these strategies. Consumer tastes and preferences may not be attracted to the Company's licensed brands, such as NFL branded apparel, and our corporate branding strategy may not result in improved sales.

RESULTS OF OPERATIONS

        The Company experienced a net loss for the year ended February 29, 2000 ("Fiscal Year 2000") of $96,051 as compared to a loss of $540,316 for the year ended February 28, 1999 ("Fiscal Year 1999"). The decline in the Company's loss for Fiscal Year 2000 was significantly affected by the settlement reached with the NFLP that concluded litigation over the licensing of NFL brands. The settlement resulted in an extraordinary gain in the income statement of $534,210. Excluding the extraordinary gain, the Company's net operating loss increased to $582,932 in Fiscal Year 2000 from the net operating loss of $490,728 in Fiscal Year 1999.

        The increased operating loss in Fiscal Year 2000 is the result of a decline in sales. This decline stemmed from the inability of the Company to market NFL branded apparel during the NFLP litigation. Sales declined to $1.8 million in Fiscal Year 2000 from $3.6 in fiscal Year 1999. This 50% decrease in sales was also reflected in a similar reduction in the cost of goods sold which declined to $1.3 million in Fiscal Year 2000 from $2.6 million in Fiscal Year 1999. This decline in sales in Fiscal Year 2000 is a direct result of the NFLP litigation. An additional factor resulting in reduced sales for both Fiscal Year 2000 and 1999, was a shift in consumer taste from sports branded apparel to designer or equipment branded apparel such as "Nike", "No Fear" and "Tommy Hilfiger".

        In response to the sales decline the Company's strategy is to increase sales by focusing on making up for lost marketing opportunities with NFL branded apparel, bringing in new licensed brands and expanding the Company's branded corporate apparel market. This strategy is contingent on a number of factors that may not occur and no assurance can be made that sales in the next fiscal year will improve. Factors that could adversely affect sales would be a lack of customer acceptance of the Company's branded apparel and a lack of working capital to secure the necessary finished product to make sales.

        Overall operating expenses, including general and administrative expenses, declined to $1.1 million in Fiscal Year 2000 from $1.4 million in Fiscal Year 1999. The decline in operating expenses was directly related to the decrease in sales generally, with the primary reductions being in sales commissions and advertising. General corporate expenses stayed consistent between the two fiscal years.

LIQUIDITY AND CAPITAL RESOURCES

        The Company has positive working capital of $256,297 for the period ended February 29, 2000. Its operating activities for Fiscal Year 2000 resulted in net cash provided in the amount of $307,204, however, this is primarily due to the $562,210 settlement with the NFLP. Equipment purchases and loan payments in Fiscal Year 2000 resulted in net cash used of $29,021 and $295,277 respectively. The Company's line of credit at February 29, 2000 is almost exhausted. The line of credit is limited to $600,000 and the draw at February 29, 2000 was $522,734. However, this draw is secured by inventory of approximately $600,000 and the Company's receivables.

        In order for the Company to capitalize on its corporate strategy, it will need additional working capital to fund inventory necessary to support its sales initiatives. The Company is pursuing a private placement of common stock and warrants to meet its liquidity needs. No assurance can be given that the Company will obtain funds necessary to support its corporate strategy or that if funded, that strategy will succeed. In the event funds are not available the Company will focus on increasing sales for self-funding and implementing its strategic plan on a reduced scale. No assurance can be given that the Company will be able to achieve profitability through increased sales and self-funding its strategy.

YEAR 2000

The Company has not experienced any Year 2000 related operating interruptions and does not expect to.

ITEM 3. DESCRIPTION OF PROPERTY.

        The Company's principal place of business and warehouse is leased. The Company has no significant ownership interest in any real or personal property beyond normal office and warehouse equipment and furniture.

        The Company has no investments in real estate, interests in real estate, real estate mortgages, or securities of or interests in persons primarily engaged in real estate activities. Further, the Company has no policy respecting investments in real estate, interests in real estate, real estate mortgages, or securities of or interests in persons primarily engaged in real estate activities.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of August 1, 2000 certain information as to the Company's Common Stock beneficially owned by (i) each person known to the Company to beneficially own more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) named executive officers and (iv) all executive officers and directors as a group:

      --------------------------------------------------------------------------
                                     COMMON STOCK
      NAME OF BENEFICIAL OWNER       BENEFICIALLY OWNED     PERCENTAGE OF CLASS
      --------------------------------------------------------------------------
      Michael Polsky                 943,180 (1)            26.81
      2 Horizon Rd.
      Ft. Lee, NJ 07024

      Nicole Polsky                  943,180 (1)            26.81
      2 Horizon Rd.
      Ft. Lee, NJ 07024
      --------------------------------------------------------------------------

    (1) Michael Polsky and Nicole Polsky are brother and sister.

        The Company is not aware of any arrangement, including any pledge by any person of securities in the Company, the operation of which may at a subsequent date result in a change in control of the Company.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
               CONTROL PERSONS

        The following table sets forth information regarding the Company's executive officers and directors:

                                                           OFFICER OR DIRECTOR
 NAME                     AGE      OFFICE                         SINCE
 ----                     ---      ------                         -----
 Robert Polsky            74       Chairman of the                1992
                                   Board, Chief
                                   Executive Officer,
                                   Director

 Michael Polsky           33       Director and                   1992
                                   President

        The following is a summary of the business experience of each executive officer and director of the Company:

        Robert Polsky is currently the Chief Executive Officer of Pro Elite, Inc. He has held this position since establishing the Company in 1992. Before starting Pro Elite with his son, Michael, Mr. Robert Polsky was the President and founder of Cliff Engle, Ltd., a licensed product supplier to all major sports. Prior to 1984, Mr. Polsky was President of Act III and Rosemary Reid Swimwear, both were divisions of Jonathan Logan Co. In addition, Mr. Polsky also worked with Puritan Fashions Calvin Klein Jeans Divisions and was President of Dianne Von Furstenburg Sportswear Division.

        Michael Polsky is currently the President of Pro Elite, Inc. Before starting Pro Elite with his father, Michael Polsky was a Vice President of Sales for Cliff Engle, Ltd. Mr. Polsky attended Blair Academy and North Eastern University.

        The Chairman of the Board of Directors, Mr. Robert Polsky, and the President of the Corporation, Mr. Michael Polsky, are father and son. None of the directors, officers, or control persons have had, in the last five years:

        i. Any voluntary or involuntary bankruptcy with any other company, general partnership or executive officership within the past two years.

        ii. Any conviction in a criminal proceeding or being subjected to a pending criminal proceedings.

        iii. been the subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoined, barred, suspended or otherwise limited in their involvement in any type of business, securities or banking activities.

        iv. Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

ITEM 6. EXECUTIVE COMPENSATION

        The following table sets forth certain information concerning compensation earned by the Company's Chief Executive Officer and certain executive officers of the Company as of February 29, 2000 for services rendered in all capacities to the Company during the last three fiscal years:


--------------------------------------------------------------------------------
 NAME AND PRINCIPAL          FISCAL                          LONG-TERM
 POSITION                    YEAR     SALARY      BONUS      COMPENSATION
--------------------------------------------------------------------------------
 Robert Polsky               1999     $60,000     $0.00      none
 Chairman, Director and      1998     $31,730     $0.00      none
 Chief Executive Officer     1997     $25,000     $0.00      none

 Michael Polsky
 Director, President         1999     $125,000    $0.00      none
                             1998     $125,000    $0.00      none
                             1997     $109,615    $0.00      none

--------------------------------------------------------------------------------

        At this time the Company does not have a long-term incentive plan. There were no grants or exercises of options or SARs in the past fiscal year to any officer or director. All compensation awarded to officers and directors was through salary or bonuses and is reflected above.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        There were no material interests, direct or indirect, of directors, executive officers or senior officers of the Company or any known associate or affiliate in any transaction since the commencement of the Company's last fiscal year, or in any proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries and which is not otherwise disclosed herein.

ITEM 8. DESCRIPTION OF SECURITIES

        The Company is presently authorized to issue 20,000,000 shares of common stock, $.0001 par value per share. The Company presently has 3,518,118 shares of common stock outstanding. The shareholders of the Company do not have a preemptive right to acquire the Company's un-issued shares. There are no provisions, other than the articles and by-laws of the Company and the New Jersey Statutes, that govern the voting of the Company's shares. The Company has not to date paid any dividends on its common stock. There are no provisions, other than as may be set forth in the New Jersey Statutes, that prohibit or limit the payment of dividends. There are no provisions in the Company's Articles or by-laws that would delay, defer or prevent a change in control of the Company.

                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

        The Company is voluntarily filing this Registration Statement on Form 10-SB in order to re-establish its listing on the OTC Bulletin Board, which now requires all listed companies to be registered with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934 and to be current in its required filings once so registered. Prior to being taken off the OTCBB, the Company traded under the symbol PROE.

        The table below sets forth the quarterly high and low closing sales prices for the Company's Common Stock for the period from March 1, 1998 through February 29, 2000. These prices are from the OTCBB for the period March 1, 1998 through March 9, 2000 there after the prices are as quoted in the Pink Sheets:


                   Fiscal 1999           Fiscal 2000
                 ----------------       ---------------
    Quarter       High      Low          High     Low
    -------      ------    ------       ------   ------
      1st        $1.125    $0.625       $ 0.50   $0.125
      2nd        $0.812    $0.625       $0.125   $0.125
      3rd        $0.593    $0.343       $0.125   $0.125
      4th        $0.500    $0.160       $0.187   $0.125

        There are no outstanding options, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of its common stock for any shareholder. There are presently 2,635,390 shares of restricted common stock which may be sold in reliance upon Rule 144 of the Securities Act of 1933, now or at some time in the future.

ITEM 2. LEGAL PROCEEDINGS

        The Company is not a party to any pending legal proceeding, and none of the Company's property is the subject of a pending legal proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

        In April of 1998 the Company made a private sale of 215,040 shares of Common Stock for a total aggregate consideration of $274,500, or $1.28 per share. In April of 2000 the Company made a private sale of 250,000 shares of Common Stock for a total aggregate consideration of $100,000, or $0.40 per share. The Company had an additional private sale of 100,000 shares of Common Stock for an aggregate consideration of $25,000, or $0.25 per share in July of 2000. Since April of 2000 to date the Company issued 183,990 shares of Common Stock as compensation for services provided by various vendors, consultants, and attorneys. All of the above issuances were performed under and in reliance on
Section 4(2) of the Securities and Exchange Act of 1933. The total amount of outstanding shares at the date of this filing is 3,518,118.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

               The Company is organized under the laws of the State of New Jersey. Section 14A:3-5 of the New Jersey Revised Statutes, in general, empowers a New Jersey corporation to indemnify any person who was or is a party or is threatened to be made a party to any lawsuit or proceeding (other than an action by or in the right of that corporation) due to the fact that such person is or was a director, officer, employee or agent of that corporation, or is or was serving at the request of that corporation as a director, officer, employee or agent of another corporation or entity. A corporation is also allowed, in advance of the final disposition of a lawsuit or proceeding, to pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending the action, as long as the person undertakes to repay this amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation. In addition, New Jersey law allows a corporation to indemnify these persons against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by any of them in connection with the lawsuit or proceeding if (a) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and (b) with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        A New Jersey corporation also can indemnify its officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that judicial approval is needed to indemnify any officer or director who is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any such action, the corporation must indemnify him or her against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection with this action. The indemnification provided by New Jersey law is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's own organizational documents, agreements or otherwise.

        As permitted by Section 14A:3-5 of the Revised New Jersey Statutes, Article Seven of our restated certificate of incorporation provides that we will indemnify each person who is or was our director, officer, employee or agent (including the heirs, executors, administrators or estate of these individuals) or is or was serving at our request as a director, officer, employee or agent of another entity, to the fullest extent that the law permits. This indemnification is exclusive of any other rights to which any of these individuals otherwise may be entitled. The indemnification also continues after a person ceases to be a director, officer, employee or agent of our company and inures to the benefit of the heirs, executors and administrators of these individuals. Expenses (including attorneys' fees) incurred in defending any lawsuit or proceeding are also paid by us in advance of the final disposition of these lawsuits or proceedings after we receive an undertaking from the indemnified person to repay this amount if it is ultimately determined that he or she is not entitled to be indemnified by us. Article Seven further provides that a director or officer shall not be personally liable, or shall be liable only to the extent therein provided, to the corporation or its shareholders for damages for breach of any duty owed to the corporation or its shareholders, except that such provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of such person's duty of loyalty to the corporation or its shareholders, (b) not in good faith or involving a knowing violation of law or (c) resulting in receipt by such person of an improper personal benefit. As used above, an act or omission in breach of a person's duty of loyalty means an act or omission which that person knows or believes to be contrary to the best interests of the corporation or its shareholders in connection with a matter in which he has a material conflict of interest. The Company's By-laws also provide that, to the fullest extent permitted by law, we will indemnify any person who is a party or otherwise involved in any proceeding because of the fact that he or she is or was a director or officer of our company or was serving at our request.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to any of these foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S


                                 PRO ELITE INC.
                         Index to Financial Statements



                                                                            Page
                                                                            ----
Independent Auditors' Report                                                F-2

Balance Sheet for the year ended February 29, 2000 and February 28,         F-3
  1999

Statements of Income & Expenses & Accumulated Deficit for the
  year ended February 29, 2000 and February 28, 1999                        F-4

Statements of Cash Flows for the year ended February 29, 2000 and           F-5
  February 28, 1999

Notes to Financial Statements                                               F-6

Independent Accountant's Letter                                             F-10

Balance Sheet as of May 31, 2000                                            F-11

Statement of Income and Expenses and Accumulated (Deficit) as of
  May 31, 2000                                                              F-13

Notes to Financial Statements                                               F-16

Feinberg & Company
Certified Public Accountants

Independent Auditors' Report

Board of Directors
Pro Elite, Inc.
Secaucus, New Jersey  07094

Ladies and Gentlemen:

        We have audited the accompanying balance sheets of Pro Elite, Inc. as of February 28, 1999 and February 29, 2000 and the related statements of income, retained earnings and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted this audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that this audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above fairly present, in all material respects, the financial position of Pro Elite, Inc. as of February 28, 1999 and February 29, 2000 and the results of operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ Feinberg & Company
Certified Public Accountants

June 15, 2000

                                 PRO ELITE, INC.

                                  BALANCE SHEET

                          FEBRUARY 29 AND FEBRUARY 28,

                                     ASSETS

                                                                                              2000              1999
                                                                                           -----------       -----------
Current Assets
     Cash                                                                                  $     2,464       $    19,558
     Accounts Receivable, less allowance for doubtful accounts of $28,080 and $26,709          210,144           713,040
     Commissions and Royalties Receivable                                                       11,616            31,870
     Inventory                                                                                 597,446           977,242
     Federal Income Tax Receivable                                                                  --            36,379
     Prepaid Expenses                                                                           54,014            13,009
                                                                                           -----------------------------
          Total Current Assets                                                                 875,684         1,791,098

Property & Equipment, net                                                                       65,047            76,335

Other Assets
     Loans Receivable                                                                            2,258               100
     Trademarks and Computer Software, net                                                      16,165            14,972
     Deferred IPO Costs                                                                        100,849            99,462
                                                                                           -----------------------------
          Total Other Assets                                                                   119,272           114,534

          TOTAL ASSETS                                                                     $ 1,060,003       $ 1,981,967
                                                                                           =============================

                                          LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
     Accounts Payable - Trade                                                              $    83,881       $   195,829
     Interest Payable                                                                              667                --
     Royalties Payable                                                                           9,321           416,664
     Commission Payable                                                                          2,509            14,521
     Corporate Income Taxes Payable                                                                275               275
     Loans Payable                                                                             522,734           818,011
                                                                                           -----------------------------
          Total Current Liabilities                                                            619,387         1,445,300

Stockholders' Equity
     Common Stock, $0.0001 par value
          20,000,000 Shares Authorized; 2,984,128 shares issued and outstanding                    298               298
     Additional Paid in Capital                                                              1,044,702         1,044,702
     Accumulated Deficit                                                                      (604,384)         (508,333)
                                                                                           -----------------------------
          Total Stockholders' Equity                                                           440,616           536,667

          TOTAL LIABILITIES AND EQUITY                                                     $ 1,060,003       $ 1,981,967
                                                                                           =============================



         The accompanying notes are an integral part of this statement.

                                 PRO ELITE, INC.

              STATEMENTS OF INCOME & EXPENSES & ACCUMULATED DEFICIT

                FOR THE YEARS ENDED FEBRUARY 29 AND FEBRUARY 28,

                                                                                2000             1999
                                                                             ----------       ----------
Revenue                                                                       1,842,340        3,576,695
Cost of Sales                                                                 1,337,838        2,618,606
                                                                             ---------------------------
Gross Profit                                                                    504,502          958,089

Operating Expenses
     Payroll and Payroll Related                                                480,778          585,897
     Trade Show Expenses                                                         46,761           48,342
     Building Lease                                                              81,600           97,300
     Freight Out & Delivery                                                      58,441           98,904
     Professional Fees                                                           90,247           77,020
     Other General & Administrative                                             329,607          540,904
                                                                             ---------------------------
          Total Operating Expenses                                            1,087,434        1,448,367

Net Loss Before Income Taxes, Interest, and Depreciation & Amortization        (582,932)        (490,278)

     Income Taxes                                                                   520            5,228
     Depreciation & Amortization                                                46,809           44,810
                                                                             ---------------------------

Net Loss Before Extraordinary Item                                             (630,261)        (540,316)

Extraordinary Item
     Income from Litigation Settlement                                          534,210               --
                                                                             ---------------------------

Net Loss                                                                        (96,051)        (540,316)
                                                                             ===========================

Basic and diluted net loss per common share                                       (0.03)           (0.17)
                                                                             ===========================

Weighted average shares outstanding                                          2,984,128        3,235,527
                                                                             ===========================


Accumulated Deficit Beginning                                                  (508,333)          (4,396)
Federal Income Tax Refund                                                            --           36,379
                                                                             ---------------------------
Accumulated Deficit Ending                                                     (604,384)        (508,333)
                                                                             ===========================



        The accompanying notes are an integral part of these statements.

                                 PRO ELITE, INC.

                            STATEMENTS OF CASH FLOWS

                FOR THE YEARS ENDED FEBRUARY 29, AND FEBRUARY 28,

                                                                             2000            1999
                                                                           ---------       ---------
Cash flows from operating activities:
     Net loss                                                              $ (96,051)      $(540,316)
        Adjustments to reconcile net loss to cash used in operations:
        Depreciation & Amortization                                           46,809          44,810
        Changes in assets and liabilities:
           Receivables                                                       559,529         (18,534)
           Inventory                                                         379,796        (211,928)
           Prepaid expenses                                                  (41,005)         36,852
           Loans receivable                                                   (2,158)         95,471
           Deferred IPO                                                       (1,387)         31,563
           Trademarks                                                             --            (300)
           Computer software                                                  (7,693)         (2,600)
           Accounts payable                                                 (111,948)         (9,442)
           Royalties payable                                                (407,343)        346,465
           Commissions payable                                               (12,012)         14,174
           Interest payable                                                      667              --
                                                                           -------------------------

           Net cash provided from operating activities                       403,255         326,531

Cash flows from investing activities:
     Purchase of equipment and machines                                      (27,443)        (35,569)
     Purchase of furniture and fixtures                                       (1,578)         (1,600)
                                                                           -------------------------

           Net cash used in investing activities                             (29,021)        (37,169)

Cash flows from financing activities:
     Decrease in Common stock                                                     --        (140,000)
     Decrease in officer loan                                                (26,586)         (3,170)
     Increase (decrease) in other loans                                      (85,653)        140,000
     Increase (decrease) in line of credit                                  (183,038)        256,228
                                                                           -------------------------

           Net cash used in financing activities                            (295,277)        253,058
                                                                           -------------------------

           Net decrease in cash and cash equivalents                         (17,094)          2,104

Cash and cash equivalents, beginning of year                                  19,558          17,454
                                                                           -------------------------

Cash and cash equivalents, end of year                                     $   2,464       $  19,558
                                                                           =========================


        The accompanying notes are an integral part of these statements.

                                 PRO ELITE, INC.
                          NOTES TO FINANCIAL STATEMENTS
               YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        (A) Nature of Business

               The Company is in the business of marketing premium "branded apparel" which in this context means apparel, such as shirts, hats and sweaters that have had a sports or corporate logo, name and/or slogan applied by means of embroidering to the apparel. The company deals only in premium quality apparel and embroidering as opposed to mass merchandised apparel exhibiting printed sports logos and names. The Company engages various contractors for the supply of apparel and then contracts with other companies to apply specified embroidered logos, names and/or slogans to the apparel. Once the finished goods are delivered, the Company sells directly to retailers, e.g. sports stadium shops, department stores and specialty shops. The Company also markets directly to corporate customers.

        (B)  Inventories

               Inventories consist principally of apparel finished goods and are stated at the lower of cost or market.

        (C)  Property, Equipment and Depreciation

               Property and equipment are stated at cost. Depreciation is provided generally by straight line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged against income. Estimated useful lives used in calculating depreciation are as follows:

                  Furniture and equipment                5 years
                  Leasehold improvements                 Life of lease

        (D)  Intangible Assets and Amortization

               Trademarks and computer software are stated at cost. Amortization is provided generally by straight line method over the statutory life of the assets.

        (E)  Income Taxes

               The Company is a New Jersey "C" corporation and files under the provisions of the applicable Internal Revenue Service and State of New Jersey statutes. All prior filings were timely made. Deferred income taxes result from the recognition of revenue and expense items in different periods for financial reporting and tax purposes. For the current year, the Company has no deferred income taxes, after accruing all sublicense revenues and sales to customers.

        (F)  Recognition of Income

               The financial statements and tax filings are prepared on the accrual basis of accounting. Sales are recorded in the period the merchandise is shipped and sublicense fees are booked when earned.

XIOtech
                                 PRO ELITE, INC.
                          NOTES TO FINANCIAL STATEMENTS
               YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999

NOTE 2:  COMMITMENTS AND CONTINGENCIES


        (A) Operating Leases

               The Company occupies space for its sales, executive offices, assembly and storage facilities under operating leases expiring August 31, 2002. The lease provides for additional payments for insurance and other charges related to the premises. Future minimum rental commitments under noncancellable operating leases are as follows:

               2000/01       $81,600

               Rent expense for the period ended February 29, 2000 was $81,600.

        (B)  Royalty Obligations

               The Company has entered into various royalty, licensing and commission agreements on products sold by the Company. The main agreement with the NFLP, dated May 22, 1995, provides for minimum advance and guarantee payments and ten percentage (10%) of specific product sales. Effective, September 1, 1999 the royalty fees increase to fourteen percentage (14%) of product sales.

               The Company entered into a two year licensing agreement with Major League Baseball Properties, Inc., effective January 1, 1999, for woven shirts and knit sweaters. This agreement calls for annual, minimum advance and guarantee payments of $25,000 and nine percent (9%) of specific product net sales. On October 1, 1999, the Company and Major League Baseball Properties, Inc. agreed to terminate the licensing agreement.

        (C) Loans Payable

               The Company has the following short term loan obligations:

                      Other Non-Related Party               $ 71,500
                      Caterpillar Financial Services           7,847
                      MTB Bank                               443,387
                                                            --------
                      Total                                 $522,734
                                                            ========

               On July 2, 1997, the Company entered into a $1.5 million credit line with MTB Bank, New York, New York. The outstanding loan is secured by a security interest in the Company's inventory, personal property, fixtures and accounts receivable. In addition to the security interest, the president of the Company has personally guaranteed the payment of any outstanding loans to the extent that the collateral is less than the obligations. Further, in the event, the president has any personal loans due and owing from the Company, he has agreed to subordinate such loans to the MTB Bank obligations. The Company and MTB Bank have agreed to reduce the credit line to $600,000.

                                 PRO ELITE, INC.
                          NOTES TO FINANCIAL STATEMENTS
               YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999

NOTE 2 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

        (D) Litigation

        The Company was a plaintiff in a lawsuit with the National Football League Properties, Inc. (NFLP). On February 11, 1999, Pro Elite filed a complaint seeking to prevent NFLP from terminating its license to market and sell apparel bearing the trademarks of the NFL and the teams that compromise the NFL. As of September 9, 1999, the Company's outstanding liability with NFLP was $610,544.

        On September 9, 1999, the Company entered into a settlement agreement with NFLP that provided relief of all its past due obligations, subject to the full satisfaction of it obligations under the terms and conditions of the license renewal. The settlement amount is reported as an extraordinary item.

NOTE 3:  MAJOR CUSTOMERS

        During the period ended February 29, 2000, sales to five major customers were $437,608 which represents 27.7% of total sales revenues, exclusive of sublicense commission fees, for the year. The Company sells a limited amount to foreign customers.

                        [FEINBERG & COMPANY LETTERHEAD]


                        INDEPENDENT ACCOUNTANT'S LETTER

Mr. Michael Polsky, President
PRO ELITE INC.
100 Dorigo Lane
Secaucus, New Jersey 07094

Dear Mr. Polksy:

     We have compiled the accompanying balance sheet of Pro Elite Inc. as of May 31, 2000, and the related statements of income and retained earnings for the period then ended, in accordance with standards established by the American Institute of Certified Public Accountants.

     A compilation is limited to presenting in the form of financial statement information that is the representation of management. We have not audited or reviewed the accompanying financial statements, and accordingly, do not express an opinion or any other form of assurance on them.

     Management has elected to omit the statement of cash flows required by generally accepted accounting principles. If the omitted statement of cash flows were included in the financial statements, they might influence the user's conclusions about the company's financial position, results of operations and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.


                                            /s/ FEINBERG & COMPANY

                                            Feinberg & Company
                                            Certified Public Accountants

July 14, 2000

                                 PRO ELITE INC.
                                 BALANCE SHEET
                                  MAY 31, 2000


                                     ASSETS

Current Assets:

     Cash                                                             $   2,937
     Accounts Receivable (Less: Allowance For
       Uncollectibles $24,202)                                          157,144
     Commissions Receivable                                              10,783
     Royalties Receivable                                                 1,500
     Prepaid Rent                                                         6,800
     Inventory                                                          566,413
                                                                      ---------

          Total Current Assets                                          745,547
                                                                      ---------
Property & Equipment:

     Equipment                                                          184,237
     Leasehold Improvements                                              10,415
     Furniture & Fixtures                                                55,531
                                                                      ---------
          Subtotal                                                      250,183
     Less: Accumulated Depreciation                                    (181,027)
                                                                      ---------
          Net Property & Equipment                                       69,156)
                                                                      ---------
Other Assets:

     Loans Receivable                                                    10,598
                                                                      ---------
     Intangible Assets:
     Trademarks                                                          12,798
     Computer Software                                                   35,693
                                                                      ---------
          Subtotal                                                       48,491
     Less: Accumulated Amortization                                     (42,928)
                                                                      ---------
          Net Intangible Assets                                           5,563
     Deferred Charges                                                    47,214
     Deferred IPO Costs                                                 101,284
                                                                      ---------

          Total Other Assets                                            164,659
                                                                      ---------

TOTAL ASSETS                                                          $ 979,362
                                                                      =========

The accompanying Independent Accountant's Letter and Notes To Financial Statements are an integral part of this statement.

                                 PRO ELITE INC.
                                 BALANCE SHEET
                                  MAY 31, 2000


                       LIABILITIES & STOCKHOLDERS' EQUITY


Current Liabilities:
     Accounts Payable - Trade                       $101,948
     Royalties Payable                                 9,321
     Corporate Taxes Payable                             275
     Commissions Payable                               1,512
     Loan Interest Payable                             3,626
     Loans Payable                                   440,461
                                                  ----------
          Total Current Liabilities                  557,143

Stockholders' Equity:
     Common Stock (Authorized 20,000,000 shares
       par value $.0001, Issued and Outstanding
       3,334,118 shares)                                 333
     Additional Pain In Capital                    1,144,667
     Accumulated (Deficit)                          (722,781)
                                                  ----------
          Total Stockholders' Equity                 422,219
                                                  ----------
     TOTAL LIABILITIES & EQUITY                   $  979,362
                                                  ==========



The accompanying Independent Accountant's Letter and Notes to Financial Statements are an integral part of this statement.

                                 PRO ELITE INC.
              STATEMENT OF INCOME & EXPENSES & ACCUMULATED DEFICIT
                                  MAY 31, 2000

INCOME:
Sales, net of returns                    $ 156,414
Commission Income                           37,593
Royalty Income                               6,069
Miscellaneous Income                         9,344
                                         ---------
     Total Income                          209,420
                                         ---------

COST OF SALES:
Opening Inventory                          597,446
Purchases                                   15,444
Freight In                                       0
Embroidery                                  12,696
Supplies                                     2,808
Design Costs                                   178
Royalties                                   17,461
                                        ----------
     Total                                 646,033
Less: Ending Inventory                    (566,413)
                                        ----------
     Total Cost of Sales                    79,620
                                        ----------

GROSS PROFIT                               129,800
                                        ----------

OPERATING EXPENSES:
Officer Salary                              33,654
Office Salaries                             23,154
Sales Salaries                              16,154
Warehouse Salaries                          14,541
Payroll Taxes                                6,760
Employee Benefits                            6,075
Pension & Profit Sharing Costs                   0
Sales Commissions                            2,158
Payroll Processing Costs                       247
Sample Expenses                                628
Advertising Expenses                        20,056
Trade Show Expenses                          8,940
Meals & Entertainment                        3,190
Lodging                                        600
Transportation                               2,342
Rent                                        20,400
Utilities                                    1,251
Telephonic Services                          3,945
Alarm Expense                                  100
Insurance: Commercial                        7,949
                                        ----------
Subtotal (Carried Forward)                 172,144


The accompanying Independent Accountant's Letter and Notes To Financial Statements are an integral part of this statement.

                                 PRO ELITE INC.
              STATEMENT OF INCOME & EXPENSES & ACCUMULATED DEFICIT
                                  MAY 31, 2000


Subtotal (Carried Forward)                   $ 172,144
Interest Expense                                15,263
Bank Service Charges                             1,938
Bank Letter of Credit Fees                           0
Bank Examination Fees                            1,800
Postage                                          2,375
Office Supplies                                  2,596
Freight Out & Delivery                           9,840
Professional Fees - Accounting                     895
Professional Fees - Legal                        9,761
Vehicle Expense                                  7,562
Public Relations                                 1,301
Dues & Subscriptions                               981
Equipment Rentals                                1,570
Repair & Maintenance                               488
Warehouse Suppliers & Equipment                    930
Cleaning Services                                1,929
Outside Services                                   937
Computer Consulting Services                     4,571
Miscellaneous Expenses                             714
                                             ---------
  Total Operating Costs                        237,595
                                             ---------
NET (LOSS) BEFORE DEPRECIATION &
STATE INCOME TAXES                            (107,795)
Depreciation & Amortization                      9,733
State Income Taxes                                 340
                                             ---------
  Total                                         10,602
                                             ---------
NET (LOSS)                                    (118,397)
ACCUMULATED (DEFICIT) BEGINNING: 3/1/00       (604,384)
                                             ---------
ACCUMULATED (DEFICIT) ENDING: 5/31/00        $(722,781)
                                             =========

The accompanying Independent Accountant's Letter and Notes to Financial Statements are an integral part of this Statement.

                                PRO ELITE, INC.
                            STATEMENT OF CASH FLOWS
                                  MAY 31, 2000

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:

    Net Profit                                              $ 260,475
    Adjustments to Reconcile Net Profit
      to Net Cash
    Provided by Operating Activities:
        Depreciation & Amortization                            39,470

    Changes in Assets & Liabilities:
        (Increase) in Accounts Receivable                     (67,821)
        Decrease in Commissions Receivable                      8,619
        Decrease in Royalties Receivable                       41,142
        (Increase) in Other Receivables                      (100,000)
        (Increase) in Inventory                              (424,512)
        (Increase) in Prepaid Expenses                        (47,751)
        (Increase) in Loans Receivable                           (224)
        (Increase) in Deferred IPO                            (39,690)
        (Increase) in Trademarks                               (4,725)
        (Increase) in Computer Software                        (7,428)
        (Decrease) in Accounts Payable - Trade               (155,987)
        (Decrease) in Accounts Payable - Financing           (159,788)
        (Decrease) in Royalties Payable                       (17,335)
        Increase in Commissions Payable                           347
        Increase in Accrued Corporation Taxes                     125
                                                            ---------
        Total Adjustments                                    (935,558)
                                                            ---------

    Net Cash Used for Operating Activities                   (675,083)

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of Equipment and Machines          (15,767)
    Purchase of Furniture and Fixtures           (6,070)
                                              ---------
        Total From Investing Activities                      (21,837)

CASH FLOWS FROM FINANCING ACTIVITIES:
    (Decrease) in Officer Loan                  (23,972)
    Increase in Loans - Others                  262,594
    Increase in Common Stock                    324,500
                                              ---------
        Total                                                 563,122
                                                            ---------
(DECREASE) IN CASH & CASH EQUIVALENTS                        (133,798)

CASH & CASH EQUIVALENTS:
    Beginning of Year                                         151,252
    End of Year                                             $  17,454
                                                            =========

    The accompanying Independent Auditor's Report and Notes to the Financial Statements are an Integral Part of this Statement.

                                 PRO ELITE INC.
                          NOTES TO FINANCIAL STATEMENT
                                  MAY 31, 2000

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A) NATURE OF BUSINESS

          The principal business of the Company is to manufacture off-shore and import apparel and accessories, and once received within the United States, embroider on the apparel logos and/or trademarks of National Football League
(NFL) teams, and United States corporations. The goods are then distributed principally within the United States. Also, the Company, in accordance with a license agreement with the NFL, sublicenses hats. The Company sells directly to retailers, catalogue showrooms and through premium/promotion incentives for major corporations and colleges.

     (B) INVENTORIES

          Inventories consist principally of apparel finished goods and are stated at the lower of cost or market.

     (C) PROPERTY, EQUIPMENT AND DEPRECIATION

          Property and equipment are stated at cost. Depreciation is provided generally by straight line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged against income. Estimated useful lives used in calculating depreciation are as follows:

               Furniture and equipment            5 years
               Leasehold improvements             Life of lease

     (D) INTANGIBLE ASSETS AND AMORTIZATION

          Trademarks and computer software are stated at cost. Amortization is provided generally by straight line method over the statutory life of the assets.

     (E) INCOME TAXES

          The Company is a New Jersey "C" corporation and files under the provisions of the applicable Internal Revenue Service and State of New Jersey statutes. All prior filings were timely made. Deferred income taxes result from the recognition of revenue and expense items in different periods for financial reporting and tax purposes. For the current year, the Company has no deferred income taxes, after accruing all sublicense revenues and sales to customers.

                                 PRO ELITE INC.
                         NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 2000

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


     (F) Recognition of Income

          The financial statements and tax filings are prepared on the accrual basis of accounting. Sales are recorded in the period the merchandise is shipped and sublicense fees are booked when earned.

NOTE 2:  COMMITMENTS AND CONTINGENCIES


     (A) Operating Leases

          The Company occupies space for its sales, executive offices, assembly and storage facilities under operating leases expiring August 31, 2002. The lease provides for additional payments for insurance and other charges related to the premises. Future minimum rental commitments under noncancellable operating leases are as follows:

          2000/01             $81,600

          Rent expense for the period ended May 31, 2000 was $20,400.

     (B) Royalty Obligations

          The Company has entered into various royalty, licensing and commission agreements on products sold by the Company. The main agreement with the NFLP, dated May 22, 1995, provides for minimum advance and guarantee payments and ten percentage (10%) of specific product sales. Effective, September 1, 1999 the royalty fees increase to fourteen percentage (14%) of product sales.

          The Company entered into a two year licensing agreement with Major League Baseball Properties, Inc., effective January 1, 1999, for woven shirts and knit sweaters. This agreement calls for annual, minimum advance and guarantee payments of $25,000 and nine percent (9%) of specific product net sales. On October 1, 1999, the Company and Major League Baseball Properties, Inc. agreed to terminate the licensing agreement.

                                 PRO ELITE INC.
                         NOTES TO FINANCIAL STATEMENTS
                                  MAY 31, 2000


COMMITMENTS AND CONTINGENCIES (Continued)

     (C) Loans Payable

          The Company has the following short term loan obligations:

Other Non-Related Party                         $ 68,500
Caterpillar Financial Services                     7,847
MTB Bank                                         364,114
                                                --------
Total                                           $440,461
                                                ========

     On July 2, 1997, the Company entered into a $1.5 million credit line with MTB Bank, New York, New York. The outstanding loan is secured by a security interest in the Company's inventory, personal property, fixtures and accounts receivable. In addition to the security interest, the president of the Company has personally guaranteed the payment of any outstanding loans to the extent that the collateral is less than the obligations. Further, in the event, the president has any personal loans due and owing from the Company, he has agreed to subordinate such loans to the MTB Bank obligations. The Company and MTB Bank have agreed to reduce the credit line to $600,000.

     (D) Litigation

     The Company was a plaintiff in a lawsuit with the National Football League Properties, Inc. (NFLP). On February 11, 1999, Pro Elite filed a complaint seeking to prevent NFLP from terminating its license to market and sell apparel bearing the trademarks of the NFL and the teams that compromise the NFL. As of September 9, 1999, the Company's outstanding liability with NFLP was $610,544.

     On September 9, 1999, the Company entered into a settlement agreement with NFLP that provided relief of all its past due obligations, subject to the full satisfaction of its obligations under the terms and conditions of the license renewal. The settlement amount is reported as an extraordinary item.


NOTE 3: MAJOR CUSTOMERS

     During the period ended May 31, 2000, sales to five major customers were $46,532 which represents 29.7% of total sales revenues, exclusive of sublicense commission fees, for the year. The Company sells a limited amount to foreign customers.
                              *******************

                                    PART III

ITEM 1. INDEX TO EXHIBITS


      EXHIBIT
      NUMBER          DESCRIPTION
      ------          -----------
      3.0*            Articles of Incorporation

      3.1*            By-laws

      27*             Financial Data Schedule



* Previously filed with this registration statement and incorporated herein by reference.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            PRO ELITE, INC.
                                            (Registrant)

Date: October 6, 2000                       By:    /s/ Robert Polsky
                                                   -----------------------------
                                                   Robert Polsky
                                                   Chief Executive Officer



                                       13